SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE 976th MINUTES OF THE BOARD OF DIRECTORS' MEETING

On October 20, 2022, at 9:00 a.m., the undersigned members of the Company’s Board of Directors listed below met in a hybrid format, as provided for by paragraph 4 of article 15, of the Internal Charter of the Board of Directors, at the call of the Chair of the Board of Directors, Mario Engler Pinto Junior, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below. The Board members Francisco Luiz Sibut Gomide, Leonardo Augusto de Andrade Barbosa, Luís Eduardo Alves de Assis, Marcelo Munhoz Auricchio, and Wilson Newton de Mello Neto attended the meeting via videoconferencing, as well as the Chief of Staff of the CEO’s Office, Luiz Fernando Beraldo Guimarães, and the Management Analyst, Gerson Y. Yamanishi.

(...)

Following, the Chair offered the floor to the Head of Risk Management and Compliance, Michael Breslin, and to the Head of Integrated Planning, Dante Ragazzi Pauli, who explained item 2, (time: 20’), based on the Executive Board’s Resolution 0381/2022, of October 05, 2022, Internal Communication PI 046/2022, of September 27, 2022, the draft of Institutional Policy PI0032–v4 and respective attachments, the opinion of the Audit Committee submitted to the Board of Directors dated October 11, 2022, and the PowerPoint presentation, all of which filed on this meeting’s electronic folder. After being discussed, the matter was voted, according to article 14, item VIII, of the Company’s Bylaws, and article 8, item VII of Law 13,303/2016, the version 4 of the Institutional Policy on Related-Party Transactions – PI0032–v.4, effective as of October 24, 2022, was unanimously approved with the suggestions proposed by the Audit Committee.

(...)

Minutes signed by the following members of the Board of Directors: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Claudia Polto da Cunha, Eduardo de Freitas Teixeira, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Leonardo Augusto de Andrade Barbosa, Luís Eduardo Alves de Assis, Marcelo Munhoz Auricchio, Ronaldo Coppa, and Wilson Newton de Mello Neto.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, October 24, 2022.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 01, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.